CURBCUTOS, INC.

STOCKHOLDER AGREEMENT

This Stockholder Agreement (this "**Agreement**") is made as of January 3, 2023 by and among CurbCutOS, Inc., a Delaware corporation (the "**Company**"), the persons and/or entities listed on Exhibit A hereto (the "**Stockholders**"). Unless otherwise defined herein, capitalized terms used in this Agreement have the meanings ascribed to them in Section 7.1.

RECITALS

WHEREAS: The Company and the Stockholders desire to enter into this Agreement.

NOW, THEREFORE: In consideration of the mutual promises and covenants set forth herein, and other consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1
Right of First Offer

1.1 Right of First Offer to Significant Holders. The Company hereby grants to each Stockholder who owns at least one million (1,000,000) of the outstanding shares of Common Stock (subject to subsequent adjustments for stock splits, stock dividends, reverse stock splits and the like) (the "**Significant Holders**"), the right of first offer to purchase its pro rata share of New Securities (as defined in this Section 1.1) which the Company may, from time to time, propose to sell and issue after the date of this Agreement. A Significant Holder's pro rata share, for purposes of this right of first offer, is equal to the ratio of (a) the number of shares of Capital Stock owned by such Significant Holder immediately prior to the issuance of New Securities to (b) the total number of shares of Capital Stock outstanding immediately prior to the issuance of New Securities.

(a) "**New Securities**" shall mean any Capital Stock whether now authorized or not, and securities of any type whatsoever that are, or may become, exercisable or convertible into Capital Stock; provided that the term "**New Securities**" does not include:

(i) securities issued or issuable to officers, employees, directors, consultants, placement agents, and other service providers of the Company (or any subsidiary) pursuant to stock grants, option plans, purchase plans, agreements or other employee stock incentive programs or arrangements approved by the Board of Directors;

(ii) securities issued or issuable upon conversion of any outstanding shares of Capital Stock;

(iii) securities issued or issuable as a dividend or distribution on Capital Stock;

(iv) securities offered pursuant to a bona fide, firmly underwritten public offering pursuant to a registration statement filed under the Securities Act;

(v) securities issued or issuable pursuant to the acquisition of another corporation by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors;

(vi) securities issued or issuable to banks, equipment lessors or other financial institutions pursuant to a commercial leasing or debt financing transaction approved by the Board of Directors;

(vii) securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors;

(viii) securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors; and

(ix) any right, option or warrant to acquire any security convertible into the securities excluded from the definition of New Securities pursuant to subsections (i) through (viii) above.

(b) In the event the Company proposes to undertake an issuance of New Securities, it shall give each Significant Holder written notice of its intention, describing the type of New Securities, and their price and the general terms upon which the Company proposes to issue the same. Each Significant Holder shall have 10 days after any such notice is mailed or delivered to agree to purchase up to such Significant Holder's pro rata share of such New Securities for the price and upon the terms specified in the notice by giving written notice to the Company, in substantially the form attached hereto as Schedule 1, and stating therein the quantity of New Securities to be purchased.

(c) In the event the Significant Holders fail to exercise fully the right of first offer within said 10-day period (the "**Election Period**"), the Company shall have 180 days thereafter to sell or enter into an agreement (pursuant to which the sale of New Securities covered thereby shall be closed, if at all, within 180 days from the date of said agreement) to sell that portion of the New Securities with respect to which the Significant Holders' right of first offer option set forth in this Section 1.1 was not exercised, at a price and upon terms no more favorable to the purchasers thereof than specified in the Company's notice to Significant Holders delivered pursuant to Section 1.1(b). In the event the Company has not sold such remaining New Securities within such 180-day period following the Election Period, or such 180-day period following the date of said agreement, as applicable, the Company shall not thereafter issue or sell any New Securities, without first again offering such securities to the Significant Holders in the manner provided in this Section 1.1.

(d) Notwithstanding any provision hereof to the contrary, in lieu of complying with the other provisions of this Section 1.1, the Company may elect to give the notice described in Section 1.1(b) to the Significant Holders within 30 days after the issuance of New Securities. Each Significant Holder shall have 10 days from the date such notice is given to elect to purchase up to the number of New Securities that would, if purchased by such Significant Holder, constitute such Significant Holder's pro rata share of the New Securities being sold, calculated in accordance with this Section 1.1 before giving effect to the issuance of such New Securities. The closing of such sale shall occur within 30 days after the date notice of the issuance of New Securities is given to the Significant Holders, unless otherwise agreed by the Company and the purchasing Significant Holders.

(e) This Section 1 shall terminate and be of no further force or effect after the earlier of (i) the closing of the Company's Initial Public Offering, and (ii) a Liquidation Event.

Section 2
Covenants of the Company

The Company hereby covenants and agrees, as follows:

2.1 *Basic Financial Information*. The Company will furnish the following reports to each Significant Holder:

(a) within 150 days after the end of each fiscal year of the Company, an unaudited balance sheet of the Company as at the end of such fiscal year, and unaudited statements of income and cash flows of the Company for such year, prepared in accordance with U.S. generally accepted accounting principles consistently applied ("**GAAP**"), which, if required by the Board of Directors, will be compiled by an accounting firm of national or regional standing approved by the Board of Directors of the Company; and

(b) as soon as practicable after the end of each quarterly accounting periods in each fiscal year of the Company, an unaudited balance sheet of the Company as of the end of each such quarterly period, and unaudited statements of income and cash flows of the Company for such period, prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP).

2.2 Inspection

. The Company shall permit each Significant Holder, at such Significant Holder's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Significant Holder; provided, however, that the Company shall not be obligated pursuant to this Section 2.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

2.3 *Confidentiality*. Anything in this Agreement to the contrary notwithstanding, no Stockholder by reason of this Agreement shall have access to any trade secrets or classified information of the Company. The Company shall not be required to comply with any information rights in respect of any Stockholder whom the Company reasonably determines to be a competitor of the Company or an officer, employee, director, manager or holder of more than 10% of the outstanding equity interests or voting power of a competitor of the Company. Each Stockholder shall keep confidential and shall not disclose or divulge any information regarding the Company or its business (including, but not limited to, its business plans, financial projections or financial results), other than to such Stockholder's lawyers, accountants and other professional advisors who agree to keep such information confidential. Notwithstanding the foregoing, (i) if a Stockholder is required to disclose any of such information by law or legal process, such Stockholder may make such disclosure after notifying the Company of such required disclosure and requesting and pursuing with the applicable authority confidential treatment to the extent reasonably possible, and (ii) a Stockholder's confidentiality obligation shall not apply to the extent such information is or becomes generally available to the public through no fault of such Stockholder or such Stockholder's Affiliates.

Section 3
Restrictions on Transfer

3.1 *Restrictions on Transfer*.

(a) The holder of each certificate representing Capital Stock by acceptance thereof agrees to comply in all respects with all obligations of a Stockholder under this Agreement.

(b) Each Stockholder agrees not to make any sale, assignment, transfer, pledge or other disposition of all or any portion of the Capital Stock, or any beneficial interest therein, unless and until (i) the transferee thereof has agreed in writing for the benefit of the Company to take and hold such Capital Stock subject to, and to be bound by, the terms and conditions set forth in this Agreement, and (ii) either (A) there is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement or (B) such Stockholder shall have given prior written notice to the Company of such Stockholder's intention to make such disposition and shall have furnished the Company with a detailed description of the manner and circumstances of the proposed disposition, and, if requested by the Company, such Stockholder shall have furnished the Company, at its expense, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such Capital Stock under the Securities Act.

(c) Each certificate representing Capital Stock shall (unless otherwise permitted by the provisions of this Agreement) be stamped or otherwise imprinted with a legend substantially similar to the following (in addition to any legend required under applicable state securities laws):

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO REGISTRATION OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.
>
> THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, INCLUDING A LOCK-UP PERIOD IN THE EVENT OF A PUBLIC OFFERING, AS SET FORTH IN A STOCKHOLDER AGREEMENT, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE COMPANY.

The Stockholders consent to the Company making a notation on its records and giving instructions to any transfer agent of the Capital Stock in order to implement the restrictions on transfer established in this Section 3.1.

(d) The first legend referring to federal and state securities laws identified in Section 3.1(c) hereof stamped on a certificate evidencing the Capital Stock and the stock transfer instructions and record notations with respect to such Capital Stock shall be removed and the Company shall issue a certificate without such legend to the holder of such Capital Stock if (i) such Capital Stock is registered under the Securities Act, or (ii) such holder provides the Company with an opinion of counsel reasonably acceptable to the Company to the effect that a public sale or transfer of such Capital Stock may be made without registration under the Securities Act, or (iii) such holder provides the Company with

reasonable assurances, which may, at the option of the Company, include an opinion of counsel satisfactory to the Company, that such Capital Stock can be sold pursuant to Rule 144 under the Securities Act.

(e) Notwithstanding the foregoing, no Stockholder shall transfer any Capital Stock to (i) any entity which, in the determination of the Board of Directors, directly or indirectly competes with the Company or (ii) any customer, distributor or supplier of the Company, if the Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

(f) Notwithstanding the foregoing but subject to Section 3.1(e), a Stockholder may transfer Capital Stock without an effective registration statement or opinion of counsel under Section 3.1(b) (i) to any Family Member, or (ii) in the case of a Stockholder that is a partnership, limited liability company, corporation or venture capital fund, to (A) a partner of such partnership, member of such limited liability company or stockholder of such corporation, (B) an Affiliate of such partnership, limited liability company or corporation (including, any affiliated investment fund of such Stockholder), (C) a retired partner of such partnership or a retired member of such limited liability company, or (D) a Family Member of any such partner or member, provided that in each case the transferee agrees in writing to be subject to the terms and conditions of this Agreement (each, a "**Permitted Transferee**").

(g) In the event that, after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of Capital Stock of the Company to such Person, following which such Person will hold shares of Capital Stock constituting one percent (1%) or more of the Company's then outstanding Capital Stock (treating for this purpose all shares of Capital Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then the Company will cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing a counterpart signature page to this Agreement or an adoption agreement in a form reasonably satisfactory to the Company, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such Person will be deemed a Stockholder for all purposes under this Agreement.

3.2 *Market Stand-Off Agreement*. Each Stockholder hereby agrees that such Stockholder shall not sell, offer to sell, or otherwise transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, of any Capital Stock (or other securities) of the Company held by such Stockholder (other than those included in the registration) during the 180-day period following the effective date of a registration statement of the Initial Public Offering of the Company filed under the Securities Act. The obligations described in this Section 3.2 shall not apply to a registration relating solely to employee benefit plans on Form S-l or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future, and shall be applicable to the Stockholders only if all officers and directors are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than one percent (1%) of the Company's outstanding Capital Stock. The Company may impose stop-transfer instructions and may stamp each such certificate with the second legend set forth in Section 3.1(c) hereof with respect to the Capital Stock (or other securities) subject to the foregoing restriction until the end of such 180-day period.

Each Stockholder agrees to execute a market standoff agreement with any underwriters of the Company's Initial Public Offering in customary form consistent with the provisions of this Section 3.2.

Section 4
Right of First Refusal and Co-Sale Right

4.1 *Right of First Refusal*. Subject to the terms of Section 4.3, each Stockholder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Capital Stock that such Stockholder may propose to transfer in a Proposed Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(a) Each Stockholder proposing to make a Proposed Transfer must deliver a Proposed Transfer Notice to the Company and each Significant Holder not later than 45 days prior to the consummation of such Proposed Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Transfer, the identity of the Prospective Transferee and the Prospective Transferee's approval of the material terms and conditions of the Proposed Transfer. To exercise its Right of First Refusal under this Section 4.1, the Company must deliver a Company Notice to the selling Stockholder within 15 days after delivery of the Proposed Transfer Notice.

(b) Subject to the terms of Section 4.3, each Stockholder hereby unconditionally and irrevocably grants to the Significant Holders a Secondary Refusal Right to purchase all or any portion of the Capital Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 4.1(b). If the Company does not intend to exercise its Right of First Refusal with respect to all Capital Stock subject to a Proposed Transfer, the Company must deliver a Secondary Notice to the selling Stockholder and to each Significant Holder to that effect no later than 15 days after the selling Stockholder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, a Significant Holder must deliver a Significant Holder Notice to the selling Stockholder and the Company within 10 days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(c) If options to purchase have been exercised by the Company and the Significant Holders with respect to some but not all of the Capital Stock by the end of the 10-day period specified in the last sentence of Section 4.1(b) (the "**Significant Holder Notice Period**"), then the Company shall, immediately after the expiration of the Significant Holder Notice Period, send written notice (the "**Company Undersubscription Notice**") to those Significant Holders who fully exercised their Secondary Refusal Right within the Significant Holder Notice Period (the "**Exercising Significant Holders**"). Each Exercising Significant Holder shall, subject to the provisions of this Section 4.1(c), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Capital Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Significant Holder must deliver an Undersubscription Notice to the selling Stockholder and the Company within 10 days after the expiration of the Significant Holder Notice Period. In the event there are two or more such Exercising Significant Holders that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 4.1(c) shall be allocated to such Exercising Significant Holders pro rata based on the number of shares of Capital Stock such Exercising Significant Holders have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Capital Stock that any such Exercising Significant Holder has elected to purchase pursuant to the Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Significant Holders, the Company shall immediately notify all of the Exercising Significant Holders and the selling Stockholder of that fact.

(d) Notwithstanding the foregoing, if the total number of shares of Capital Stock that the Company and the Significant Holders have agreed to purchase in the Company Notice, Significant Holder Notices and Undersubscription Notices is less than the total number of shares of Capital Stock that are the subject of the Proposed Transfer, then the Company and the Significant Holders shall be deemed to have forfeited any right to purchase any of such Capital Stock, and the selling Stockholder shall be free to sell all, but not less than all, of such Capital Stock to the Prospective Transferee on terms and conditions substantially similar to (and in no event more favorable than) the terms and conditions set forth in the Proposed Transfer Notice, it being understood and agreed that (i) any such sale or transfer shall be subject to the other terms and restrictions of this Agreement, including without limitation the terms and restrictions set forth in Sections 4.2 and 4.3; (ii) any future Proposed Transfer shall remain subject to the terms and conditions of this Agreement, including this Section 4.1; and (iii) such sale shall be consummated within 45 days after receipt of the Proposed Transfer Notice by the Company and, if such sale is not consummated within such 45-day period, such sale shall again become subject to the Right of First Refusal and Secondary Refusal Right on the terms set forth herein.

(e) If the consideration proposed to be paid for the Capital Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's Board of Directors and as set forth in the Company Notice or the Secondary Notice. If the Company or any Significant Holder cannot for any reason pay for the Capital Stock in the same form of non-cash consideration, the Company or such Significant Holder may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice or the Secondary Notice. The closing of the purchase of Capital Stock by the Company and the Significant Holders shall take place, and all payments from the Company and the Significant Holders shall have been delivered to the selling Stockholder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Transfer or (ii) 45 days after delivery of the Proposed Transfer Notice.

(f) Compliance with this Section 4.1 shall constitute compliance with any right of first refusal or similar transfer restriction contained in the Company's bylaws or in any separate agreement between the Company and any Stockholder. In the event of any conflict between this Section 4.1 and any right of first refusal or similar transfer restriction contained in any separate agreement between the Company and any Stockholder, the provisions of this Section 4.1 shall control.

4.2 *Co-Sale Right.*

(a) If any Capital Stock subject to a Proposed Transfer is not purchased pursuant to Section 4.1 above and thereafter is to be sold to a Prospective Transferee, each respective Significant Holder may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Transfer as set forth in Section 4.2(b) below and otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Significant Holder who desires to exercise its Right of Co-Sale (each, a "**Participating Significant Holder**") must give the selling Stockholder written notice to that effect within 15 days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Significant Holder shall be deemed to have effectively exercised the Right of Co-Sale.

(b) Each Participating Significant Holder may include in the Proposed Transfer all or any part of such Participating Significant Holder's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Capital Stock subject to the Proposed Transfer (excluding shares purchased by the Company or the Significant Holders pursuant to the Right of First Refusal or the Secondary Refusal Right, respectively) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Significant Holder immediately before consummation of the

Proposed Transfer and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Significant Holders immediately prior to the consummation of the Proposed Transfer, plus the number of shares of Capital Stock held by the selling Stockholder. To the extent one or more of the Participating Significant Holders exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Capital Stock that the selling Stockholder may sell in the Proposed Transfer shall be correspondingly reduced.

(c) The Participating Significant Holders and the selling Stockholder agree that the terms and conditions of any Proposed Transfer in accordance with this Section 4.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction, and the Participating Significant Holders and the selling Stockholder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Section 4.2.

(d) The aggregate consideration payable to the Participating Significant Holders and the selling Stockholder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Significant Holder and the selling Stockholder as provided in Section 4.2(b).

(e) Notwithstanding Section 4.2(c) above, if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Significant Holder or upon the failure to negotiate a Purchase and Sale Agreement reasonably satisfactory to the Participating Significant Holders, the selling Stockholder shall not sell any Capital Stock to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Stockholder purchases all securities subject to the Right of Co-Sale from such Participating Significant Holders on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Section 4.2(d). In connection with such purchase by the selling Stockholder, such Participating Significant Holders shall deliver to the selling Stockholder a stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Stockholder. Each such stock certificate delivered to the selling Stockholder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Capital Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Stockholder shall concurrently therewith remit or direct payment to each such Participating Significant Holder the portion of the aggregate consideration to which each such Participating Significant Holder is entitled by reason of its participation in such sale as provided in this Section 4.2(e).

(f) If any Proposed Transfer is not consummated within 60 days after receipt of the Proposed Transfer Notice by the Company, the Stockholder proposing the Proposed Transfer may not sell any Capital Stock unless the Stockholder first complies in full with each provision of this Section 4.2. The exercise or election not to exercise any right by any Significant Holder hereunder shall not adversely affect its right to participate in any other sales of Capital Stock subject to this Section 4.2.

4.3 *Effect of Failure to Comply.*

(a) Any Proposed Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Capital Stock not made in strict compliance with this Agreement).

(b) If any Stockholder becomes obligated to sell any Capital Stock to the Company or any Significant Holder under this Agreement and fails to deliver such Capital Stock in accordance with the terms of this Agreement, the Company and/or such Significant Holder may, at its option, in addition to all other remedies it may have, send to such Stockholder the purchase price for such Capital Stock as is herein specified and transfer to the name of the Company or such Significant Holder (or request that the Company effect such transfer in the name of a Significant Holder) on the Company's books the certificate or certificates representing the Capital Stock to be sold.

(c) If any Stockholder purports to sell any Capital Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Significant Holder who desires to exercise its Right of Co-Sale under Section 4.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Stockholder to purchase from such Significant Holder the type and number of shares of Capital Stock that such Significant Holder would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Section 4.2. The sale will be made on the same terms and subject to the same conditions as would have applied had the Stockholder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within 90 days after the Significant Holder learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Section 4.2. Such Stockholder shall also reimburse each Significant Holder for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Significant Holder's rights under Section 4.2.

4.4 *Exempt Transactions.*

(a) Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 4.1 and 4.2 shall not apply: (a) in the case of a Stockholder that is an entity, upon a transfer by such Stockholder to its stockholders, members, partners or other equity holders, (b) to a repurchase of Capital Stock from a Stockholder by the Company at a price no greater than that originally paid by such Stockholder for such Capital Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by the Board of Directors, (c) to a pledge of Capital Stock that creates a mere security interest in the pledged Capital Stock, provided that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Stockholder making such pledge, or (d) in the case of a Stockholder that is a natural person, upon a transfer of Capital Stock by such Stockholder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to one or more Family Members; provided that in the case of clause(s) (a), (c) or (d), the Stockholder shall deliver prior written notice to the Company of such transfer or pledge and such shares of Capital Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such transfer, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and

conditions of this Agreement as a Stockholder (but only with respect to the securities so transferred to the transferee), including the obligations of a Stockholder with respect to Proposed Transfers of such Capital Stock pursuant to this Section 4; and provided, further, in the case of any transfer pursuant to clause (a) or (d) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

(b) Notwithstanding the foregoing or anything to the contrary herein, the provisions of this Section 4 shall not apply to the sale of any Capital Stock (a) in the Company's Initial Public Offering or (b) pursuant to a Liquidation Event.

Section 5
Drag-Along Right

5.1 *Drag-Along Right.* In the event that (i) Stockholders holding a majority of the Capital Stock then held by all Stockholders (the "**Selling Investors**") and (ii) the Board of Directors approve a Liquidation Event in writing, specifying that this Section 5.1 shall apply to such transaction, then each Stockholder and the Company hereby agree:

(1) if such transaction requires Stockholder approval, with respect to all shares of Capital Stock that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all shares in favor of, and adopt, such Liquidation Event (together with any related amendment to the Charter required in order to implement such Liquidation Event) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Liquidation Event;

(2) if the Liquidation Event is a sale of Capital Stock, to sell the same proportion of shares of Capital Stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their shares, and, except as permitted in Section 5.2 below, on the same terms and conditions as the Selling Investors;

(3) to execute and deliver all related documentation and take such other action in support of the Liquidation Event as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 5, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(4) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any shares of the Capital Stock of the Company owned by such party or Affiliate in a voting trust or subject any such shares to any arrangement or agreement with respect to the voting of such shares, unless specifically requested to do so by the acquirer in connection with the Liquidation Event;

(5) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Liquidation Event;

(6) if the consideration to be paid in exchange for the Capital Stock pursuant to this Section 5 includes any securities and due receipt thereof by any Stockholder would require under applicable

law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the shares of Capital Stock which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board of Directors) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for such shares; and

(7) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a Stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Liquidation Event, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Liquidation Event and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative within the scope of the Stockholder Representative's authority as the Stockholder Representative, absent bad faith, fraud or willful misconduct.

5.2 *Exceptions*. Notwithstanding the foregoing, a Stockholder will not be required to comply with Section 5.1 above in connection with any proposed Liquidation Event (the "**Proposed Sale**") unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to shares of Capital Stock, including but not limited to representations and warranties that (i) the Stockholder holds all right, title and interest in and to the shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b) the Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Stockholder of any of identical representations, warranties and covenants provided by all Stockholders);

(c) the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Stockholder of any of identical representations, warranties and covenants provided by all Stockholders), and subject to the provisions of the Charter related to the allocation

of the escrow, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale;

(d) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Charter) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(e) upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, with holders of Priority Stock receiving consideration for their shares on a priority basis (the "**Priority Distribution**") and all holders of Common Stock receiving consideration for their shares second; and (ii) each holder of Capital Stock will receive the same amount of consideration per share of Capital Stock as is received by other holders in respect of their shares of Capital Stock; *provided, however,* that, notwithstanding the foregoing, if the consideration to be paid in exchange for the Capital Stock includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Stockholder's shares of Capital Stock, as applicable, which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board of Directors) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Stockholder's shares, as applicable;

(e) subject to clause (e) above, requiring the same form of consideration to be available to the holders of any single class or series of Capital Stock, if any holders of any Capital Stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such Capital Stock will be given the same option; *provided, however*, that nothing in this Section 5.2(e) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's Stockholders;

(f) in conjunction with or as a condition of the Proposed Sale, no Affiliate of any Stockholder is required to make any representations or warranties, grant any rights of indemnification, or be subject to any liability;

(g) such Stockholder is not required to agree (unless such Stockholder is a Company officer or employee) to any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or any release of claims other than a release in customary form of claims arising solely in such Stockholder's capacity as a stockholder of the Company; and

(h) such Stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company.

Section 6
Voting Provisions Regarding the Board of Directors

6.1 *Size of the Board.* Each Stockholder agrees to vote, or cause to be voted, all Capital Stock owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board of Directors shall be set and remain at three (3).

6.2 *Board Composition.* Subject to the rights of the Stockholders to remove a director for cause in accordance with applicable law, each Stockholder agrees to vote, or cause to be voted, all Capital Stock owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that, at each annual or special meeting of the Company's stockholders at which an election of directors is held or pursuant to any written consent of the Company's stockholders:

(a) one (1) person designated by Bubenik, so long as (i) Bubenik holds at least one million (1,000,000) of the outstanding shares of Common Stock of the Company and (ii) James Bubenik is actively employed by, or is in a consulting relationship with, the Company;

(b) one (1) person designated by Pound, so long as (i) Pound holds at least one million (1,000,000) of the outstanding shares of Common Stock of the Company and (ii) Mark Pound is actively employed by, or is in a consulting relationship with, the Company; and

(c) one (1) person designated by Mena, so long as (i) Mena holds at least one million (1,000,000) of the outstanding shares of Common Stock of the Company and (ii) Jose Mena is actively employed by, or is in a consulting relationship with, the Company.

6.3 *Failure to Designate a Board Member.* In the absence of any designation from the persons with the right to designate a director as specified in Section 6.2, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

6.4 *Removal of Board Members.* Each Stockholder agrees to vote, or cause to be voted, all Capital Stock owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Section 6.2 or Section 6.3 may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Person(s) entitled under Section 6.2 to designate that director or (ii) the Person(s) originally entitled to designate or approve such director pursuant to Section 6.2 is no longer so entitled to designate or approve such director;

(b) any vacancies created by the resignation, removal or death of a director elected pursuant to Section 6.2 or Section 6.3 shall be filled pursuant to the provisions of this Section 6; and

(c) upon the written request of the Person(s) entitled to designate a director as provided in Section 6.2 to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform their obligations as set forth in this Agreement, and the Company agrees, at the written request of the person(s) entitled to designate a director, to call a special meeting of the Company's stockholders for the purpose of electing directors.

6.5 *No Liability for Election of Recommended Directors*. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating an individual for election as a director for any act or omission by such designated individual in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

6.6 *Proxy*. Each Stockholder hereby appoints, and will appoint, the then current Chief Executive Officer of the Company as the Stockholder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all shares of Capital Stock held by the Stockholder as set forth in this Agreement and to execute all appropriate instruments consistent with this Agreement on behalf of the Stockholder if, and only if, the Stockholder (a) fails to vote or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner that is inconsistent with the terms and conditions of Section 5 or Section 6 of this Agreement, all of the Stockholder's Capital Stock or execute such other instruments in accordance with the provisions of this Agreement within five days of the Company's or any other party's written request for the Stockholder's written consent or signature. The proxy and power granted by each Stockholder pursuant to this Section 6.6 are coupled with an interest and are given to secure the performance of the Stockholder's duties under this Agreement. Each such proxy and power will be irrevocable for the term of this Agreement. The proxy and power, so long as any Stockholder is an individual, will survive the death, incompetency and disability of such Stockholder and, so long as any Stockholder is an entity, will survive the merger or reorganization of the Stockholder or any other entity holding Capital Stock.

Section 7
Definitions

7.1 *Certain Definitions*. As used in this Agreement, the following terms shall have the meanings set forth below:

"**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

"**Board of Directors**" means the board of directors of the Company.

"**Bubenik**" means James Bubenik together with any Permitted Transferee of the Capital Stock held by James Bubenik as of the Effective Date.

"**Mena**" means Jose Mena together with any Permitted Transferee of the Capital Shares held by Jose Mena as of the Effective Date.

"**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

"**Pound**" means Mark Pound together with any Permitted Transferee of the Capital Shares held by Mark Pound as of the Effective Date.

"**Umoh**" means Inyang Umoh together with any Permitted Transferee of the Capital Shares held by Mark Pound as of the Effective Date.

"**Adams**" means Kirk Adams together with any Permitted Transferee of the Capital Shares held by Mark Pound as of the Effective Date.

"**Zsidisin**" means George Zsidisin together with any Permitted Transferee of the Capital Shares held by Mark Pound as of the Effective Date.

"**Capital Stock**" means, collectively, (a) shares of Common Stock; and (b) shares of Preferred Stock, whether now outstanding or hereafter, issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company. Both classes of Capital Stock shall have the right to participate in all allocations of net profits and net losses, in Corporation valuation increases, and in all distributions of capital and net profits of the Corporation, if any, immediately upon the issuance of shares of each class, provided that such allocations are in line with the Priority Distribution to Preferred Stockholders, set out in Section 5 (e), herein.

"**Charter**" means the Company's certificate of incorporation, as amended from time to time.

"**Common Stock**" means the shares of Voting Common Stock of the Company; holders of Common Stock being entitled to one (1) vote per share held, in respect of matters requiring votes of stockholders of the Corporation.

"**Common Stockholders**" means the Common Stockholders who hold Voting Capital Stock.

"**Preferred Stock**" means the shares of Non-Voting Capital Stock of the Company; holders of Preferred Stock being entitled to zero (0) votes per share (with the exception of any voting rights provided under applicable law), in respect of matters requiring votes of stockholders of the Corporation.

"**Preferred Stockholders**" means the Stockholders who hold Non-Voting Capital Stock.

"**Company Notice**" means written notice from the Company notifying the selling Stockholder that the Company intends to exercise its Right of First Refusal as to some or all of the Capital Stock with respect to any Proposed Transfer.

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

"**Family Member**" means, with respect to a Stockholder, the spouse, child (natural or adopted), or any other direct lineal descendant of such Stockholder (or his or her spouse), or any other relative of such Stockholder approved by the Board of Directors of the Company, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Stockholder or any such family members.

"**Initial Public Offering**" shall mean the closing of the Company's first firm commitment underwritten public offering of the Company's Capital Stock registered under the Securities Act.

"**Liquidation Event**" means (i) any winding up, liquidation or dissolution of the Company, (ii) any equity purchase or any consolidation or merger, or series of related equity purchases, consolidations

or mergers, involving the Company pursuant to which the Company's equity-holders, as determined immediately prior to such equity purchase(s), consolidation(s) or merger(s), own less than 50% of the voting securities of the surviving entity or its parent, other than as a result of the sale of securities of the Company primarily for capital raising purposes, or (iii) the sale of all or substantially all of the assets of the Company, which shall include, without limitation, the sale by the Company of all or substantially all of the intellectual property or technology rights either owned by or licensed to the Company.

"**Proposed Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Capital Stock (or any interest therein) proposed by any Stockholder.

"**Proposed Transfer Notice**" means written notice from a Stockholder setting forth the terms and conditions of a Proposed Transfer.

"**Prospective Transferee**" means any Person to whom a Stockholder proposes to make a Proposed Transfer.

"**Right of Co-Sale**" means the right, but not an obligation, of each Significant Holder to participate in a Proposed Transfer, pursuant to Section 4.2, on the terms and conditions specified in the Proposed Transfer Note.

"**Right of First Refusal**" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Capital Stock with respect to a Proposed Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

"**Secondary Notice**" means written notice from the Company notifying the Significant Holders and the selling Stockholder that the Company does not intend to exercise its Right of First Refusal as to all shares of Capital Stock with respect to any Proposed Transfer.

"**Secondary Refusal Right**" means the right, but not an obligation, of each Significant Holder to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Significant Holders) of any Capital Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

"**Securities Act**" shall mean the Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

"**Significant Holder Notice**" means written notice from a Significant Holder notifying the Company and the selling Stockholder that such Significant Holder intends to exercise its Secondary Refusal Right as to a portion of the Capital Stock with respect to any Proposed Transfer.

"**Stockholder**" means any Capital Stockholder.

"**Undersubscription Notice**" means written notice from an Exercising Significant Holder notifying the Company and the selling Stockholder that such Exercising Significant Holder intends to exercise its option to purchase all or any portion of the Capital Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

Section 8
Miscellaneous

8.1 *Amendment.* Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by (a) the Company, and (b) Stockholders holding a majority of the Capital Stock then held by all Stockholders; provided, however, that a Person purchasing shares of Capital Stock in accordance with this Agreement may become a party to this Agreement, by executing a counterpart of this Agreement (and any exhibit hereto may be updated as necessary in connection with such Person becoming a party to this Agreement) without any amendment of this Agreement pursuant to this paragraph or any consent or approval of any other Stockholder. Any such amendment, waiver, discharge or termination effected in accordance with this paragraph shall be binding upon each Stockholder and each future holder of all such securities of such Stockholder. Each Stockholder acknowledges that by the operation of this paragraph, Stockholders holding a majority of the Capital Stock then held by all Stockholders will have the right and power to increase or add to the obligations, and to diminish or eliminate all rights, of all Stockholders under this Agreement. Without limiting the generality of the foregoing, any amendment of this Agreement in accordance with this Section that has the effect of moving certain subjects to a separate agreement or restating this Agreement in whole or in part in the form of one or more separate agreements (such as adopting the Voting Agreement, Investors' Rights Agreement and/or Right of First Refusal and Co-Sale Agreement developed by the National Venture Capital Association) shall constitute an amendment with the binding effect on all Stockholders as described in this Section 8.1. The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any Stockholder that did not consent in writing thereto.

8.2 *Notices*. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, sent by email or otherwise delivered by hand or by messenger addressed:

(a) if to a Stockholder, at the Stockholder's address or email address as shown in the Company's records, as may be updated in accordance with the provisions hereof; or

(b) if to the Company, one copy should be sent to Mark Pound, Chief Executive Officer, 4625 Lindell Blvd, 2nd Floor - #2495, Saint Louis, Missouri 63108, or at such other address as the Company shall have furnished to the Stockholders.

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given when delivered if delivered personally, or, if sent by mail, at the earlier of its receipt or 72 hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid or, if sent by email, upon confirmation of delivery when directed to the email address set forth in the Company's records, as may be updated in accordance with the provisions hereof.

8.3 *Governing Law; Jurisdiction*. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the Delaware General Corporation Law, to the extent applicable, and otherwise by the internal laws of the State of Missouri, without reference to applicable conflict of laws provisions. The parties irrevocably consent to the exclusive jurisdiction and venue of the state courts located in St. Louis County, Missouri and the United States District Court for the Eastern District of Missouri in connection with any action relating to this Agreement. Each party agrees that a final judgment in any action or proceeding of such court(s) may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

8.4 *Successors and Assigns*. This Agreement, and any and all rights, duties and obligations hereunder, may not be assigned, transferred, delegated or sublicensed by any Stockholder without the prior written consent of the Company. Any attempt by a Stockholder to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement in violation of this Section 8.4 shall be void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

8.5 *Entire Agreement*. This Agreement and the exhibits hereto constitute the full and entire understanding and agreement among the parties with regard to the subjects hereof. No party hereto shall be liable or bound to any other party in any manner with regard to the subjects hereof or thereof by any warranties, representations or covenants except as specifically set forth herein.

8.6 *Delays or Omissions*. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy of such non-defaulting party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party to this Agreement, shall be cumulative and not alternative.

8.7 *Severability*. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

8.8 *Titles and Subtitles*. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs and exhibits shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits attached hereto.

8.9 *Counterparts*. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties that execute such counterparts, and all of which together shall constitute one instrument.

8.10 *Execution and Delivery*. A counterpart of this Agreement may be executed by one or more parties hereto and delivered by such party by any electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Agreement as well as any reproduction hereof.

8.11 *Termination Upon Dissolution*. Notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) shall terminate upon a dissolution of the Company.

8.12 *Conflict*. In the event of any conflict between the terms of this Agreement and the Company's Charter or its bylaws, the terms of the Company's Charter or its bylaws, as the case may be, will control.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Stockholder Agreement effective as of the day and year first above written.

CURBCUTOS, INC.

By Mark Pound

Mark Pound, Chief Executive Officer

Date: January 3, 2023

IN WITNESS WHEREOF, the parties hereto have executed this Stockholder Agreement effective as of the day and year first above written.

COMMON STOCKHOLDERS:

DocuSigned by:
James W Bubenik
708E25894E4F423...
James Bubenik

DocuSigned by:
Mark Pound
64DFA2C72089471...
Mark Pound

DocuSigned by:
Jay Mena
287A1FB6D65D4D7...
Jose Mena

DocuSigned by:
Inyang Umoh
2BF2193499E348C...
Inyang Umoh

DocuSigned by:
Kirk Adams
0EC64B022FB14DE...
Kirk Adams

DocuSigned by:
George Zsidisin
A2C93ED4AB7648C...
George Zsidisin

EXHIBIT A

CAPITAL STOCKHOLDERS

Common Stockholders	Number of Shares of Common Stock
James Bubenik	1,400,000
Mark Pound	1,400,000
Jose Mena	1,400,000
Inyang Umoh	250,000
Kirk Adams	250,000
George Zsidisin	150,000

Preferred Stockholders	Number of Shares of Preferred Stock
N/A	N/A